We recognise that climate change: • Is a serious global challenge with significant disruptive impacts to the environment, to society and to business • Could seriously impact weather patterns (droughts, floods, storms, etc.), putting our facilities at risk (including tailings storage facilities and water infrastructure), potentially exacerbating water scarcity in water-stressed areas where we operate e.g., our SA PGM operations • Demands an urgent response from a multitude of stakeholders including business, governments and civil society • Is accelerated by anthropogenic (human) activity and its resultant greenhouse gas emissions, and calls for taking responsibility for the environmental and societal impacts of our actions Sibanye-Stillwater’s position on climate change is that: • We support the Paris Agreement, which is to limit global warming to below 2 degrees Celsius, but preferably to 1.5ºC, compared to pre-industrial levels • We must contribute to the solution by reducing GHG emissions in our mining operations and engaging with market-based approaches that encourage low-emission technologies and that would contribute towards a global low-carbon economy • Publicly disclosing the Group’s approach to climate change • Aligning to the recommendations and guiding principles on climate-related disclosures from the Task Force on Climate- related Financial Disclosures (TCFD), SEC, etc., is the first step towards achieving broader Sustainability risk based disclosures • Given the direct relationship between climate change and energy demand, our emissions abatement should focus on demand side energy management, sourcing of clean, reliable, affordable energy and low-carbon technology adoption that enables decarbonisation • For Sibanye-Stillwater to create value for stakeholders (including investors) we should focus on climate-change resilience, mitigation and adaptation with an emphasis on enabling a just transition through finding economic opportunities within the low carbon economies GROUP SUPPLEMENTARY INFORMATION 2023 1 We support the global response to climate change in two primary ways: by delivering commodities needed for the global mitigation and reduction of carbon emissions, and by reducing our own carbon footprint. Our approach and intent in respect of climate change is expressed in one of the four sustainability themes that support our sustainability strategy, namely: Develop a climate change-resilient business. Climate change has been identified as a material issue, in terms of both physical climate risk and transition climate risk. Our climate change response is underpinned by reducing greenhouse gas (GHG) emissions from our operations and activities and building organisational resilience to the impacts of climate change, as the world transitions to a low-carbon future. This is in line with the goals of the Paris Agreement 2015, (a legally-binding international treaty on climate change) and other international protocols. We are committed to playing a leading role in mitigating climate change and to be carbon neutral by 2040. Our commitment is supportive of the International Council on Mining and Metals (ICMM) Climate Change Position Statement (2021) goal of achieving net zero by 2050, or sooner. In addition, we also consider the JSE Sustainability and Climate Disclosure Guidance and we are a member of the Industrial Task Team on Climate Change (ITTCC), through the Energy Intensive User Group of Southern Africa. CLIMATE CHANGE SUPPLEMENT Building a climate change resilient business SIBANYE-STILLWATER’S APPROACH TO CLIMATE CHANGE CONTENTS Sibanye-Stillwater’s approach to climate change 1 Our journey 3 Governance 4 Strategy 6 Risk management 8 Metric and targets 15 TCFD Gap analysis and Peer review In 2023, Sibanye-Stillwater engaged an independent service provider to conduct a gap analysis and peer review , as part of a broader TCFD study, to compare Sibanye-Stillwater’s TCFD maturity against five of our mining peers, using publicly available documents for comparative purposes. Broadly, the results indicate that in terms of two of the four TCFD disclosure requirements, namely “governance” and “metrics and targets”, Sibanye-Stillwater is industry-leading and high on the maturity scale. However in the “risk management” and “strategy” disclosure categories, Sibanye-Stillwater was found to be mid-way on the TCFD maturity scale. The work that started in late 2022 and was completed in Q4 2023, focused on addressing the gaps identified whilst deepening the TCFD-related work already done. As part of the TCFD scope of work, climate change scenario analyses (on physical and transitional climate risks) were completed for all operations in 2023. In 2024, we will focus on refining the outcomes of the first phase, actioning and operationalising all findings and recommendations from the TCFD study and respective reports and, where relevant, to further investigating specific climate risks and opportunities identified in specific operations or regions. As articulated in our Energy and decarbonisation position statement (www.sibanyestillwater.com/ sustainability/reports-policies), our operations are energy-intensive and use both direct (coal, diesel, etc.) and indirect (electricity) energy sources. Energy also forms a significant and growing component of our operating cost structures. In 2023, 78.6% of the Group’s emissions stemmed from electricity consumption (scope 2), almost exclusively (97.2%) attributable to South Africa’s power utility, Eskom, which generates the vast majority of its electricity from coal. Scope 1 emissions comprise 6.3% of Group emissions, while indirect emissions related to scope 3 contributed 14.5% of our Group emissions. It is imperative that we manage energy as a strategic input, both in terms of supply and demand. Effective energy management and decarbonisation will become a competitive advantage and enhance our ability to deliver on our strategic differentiators. As a responsible operator, Sibanye-Stillwater will continue to contribute to the mitigation of global warming by focussing on renewable energy and by mining green metals that support the transition to renewable energy. The business strategy uses the term ‘grey- elephants’ to describe highly probable, high impact, yet neglected catalysts of change set to shape the future. In particular ‘angry planet’ is one of the grey elephants considered. An increasing incidence of extreme weather events has been experienced in many parts of the world with systematic changes in local climates. As the planet heats up, natural disasters are becoming more frequent and severe. In our three-dimensional strategy, we address climate change in terms of one of our strategic differentiators. (See Integrated report 2023, page 48). GROUP SUPPLEMENTARY INFORMATION 2023 2 Sibanye-Stillwater ranks highly in the governance theme. Sibanye-Stillwater has been marked down for its 2022 performance for not having completed detailed quantitative physical and transition scenario modelling which has now been completed. Sibanye-Stillwater has adequate external risk management reporting. Risk management reporting could be improved with further discussion of physical and transition risks. Sibanye-Stillwater reports well on its metrics and targets, putting it high on the ranking against its industry peers. GROUP SUPPLEMENTARY INFORMATION 2023 3 OUR JOURNEY Environmental strategy adopted climate change objectives Pre-feasibility study on renewable energy project commenced First batch of carbon credits under CDM completed as part of our Beatrix Methane capture and destruction project Disclosure of carbon emissions, electricity consumption and intensity on a three-year comparison Carbon credits verification commence for second batch A- rating for carbon disclosure as part of CDP Applications for renewable energy solar project A- rating for carbon disclosure as part of CDP Carbon tax bill draft issued and carbon tax estimations calculated Received environmental authorisations for solar project A- rating for carbon disclosure as part of CDP CDP redesigned its climate change questionnaire to improve alignment with the TCFD’s recommendations. Intergovernmental panel set requirements for 2050 CO2e reductions A- rating for carbon disclosure in CDP SBTi target approved in March of 2019 Completed a climate change scenario analysis A-rating for carbon disclosure as part of CDP Set carbon neutral target by 2040 for Sibanye-Stillwater Climate change response plan inclusive of the energy and decarbonisation strategy Climate change objectives included in executive remuneration as part of long-term incentive plan Completed a diagnostic assessment to the recommendations of TCFD Presented the road-map for 2040 carbon-neutral target Participation in COP 26 as part of the Business Ambition for Climate Action – as part of the UNGC local network CEO pledges commitment to the ICMM position statement and commitment to net zero by 2050 Announcement of 557MW portfolio of renewable energy projects A- rating tor carbon disclosure in CDP Operations have five-year demand-side management programmes in place Completed scenario analysis for both physical and transitional risks Progressing further renewable projects, 103MW Witberg wind farm and 89MW Castle wind farm, and a 150MW solar PV project Maintained an A- CDP rating for climate GOVERNANCE Board The Board, as defined in the Board charter, discharges its responsibilities through actions which include governance and monitoring of the Group’s response to climate change. The Social, Ethics and Sustainability Committee and the Risk Committee (both Board committees) have a role in advising on our climate change response, providing strategic direction and overseeing the implementation of our strategy in this respect. The Social, Ethics and Sustainability Committee helps to guide the Board in respect of the Group’s sustainability priorities (including climate-related matters), ethics, and corporate citizenship. The terms of reference of the Social, Ethics and Sustainability Committee include the formulation of the Group’s climate change response as part of the duties of this committee. The Sustainability strategy, overseen by this committee, has a thematic approach towards sustainability and ESG, which is inclusive of climate change priorities. The committee’s annual work plan for 2023 included in-depth discussion on climate-related disclosures. During 2023, Board members received training on climate disclosure practices. Board members’ biographies are available at www.sibanyestillwater.com/about-us/leadership for further detail on individual climate related experience. Eight out of eleven independent non-executive directors have climate change and sustainability expertise. Reporting to the Board on climate-related issues takes place quarterly from the CEO and the Chief Sustainability Officer (CSO), supported by relevant Vice President for ESG. The CEO provides leadership on policy and strategic direction, and provides the Board with comprehensive information, analysis and advice on all aspects of the business, which includes climate-related issues, risks and opportunities. The Risk Committee oversees risk management (including processes and controls). During 2023, the Risk Committee reviewed the Group strategic risk register, which includes extensive detail on impacts relating to climate change. Climate-related issues and impacts are part of their risk/opportunity identification processes. We are aware of climate change impacts on our operating sites, and the possibility of these becoming more severe. The Investment Committee, a Board committee, has the final decision-making power on investments; this is inclusive of building a portfolio of green metals and on decarbonisation projects linked to renewables. For example, Sibanye-Stillwater is actively pursuing strategic opportunities in mining metals that aid in the global transition to a low-carbon economy. On 28 November 2022, the Board approved the capital expenditure for our Keliber lithium project, beginning with the construction of the Keliber lithium hydroxide refinery. The selected technology solution is provided by global leaders Metso Outotec and FLSmidth. Our Keliber lithium hydroxide production is based on soda leaching technology, which is expected to be more energy efficient, with a lower environmental impact than alternative processes. Board involvement on climate risk In 2023, through the Social, Ethics and Sustainability Committee, the Board commissioned an extensive assessment of Group climate risks (both transition and physical), which was aligned with the TCFD climate-related disclosure requirements. The assessment completed by an independent London-based risk-management consultancy firm was presented to the Board and highlighted the latest thinking on climate risks and climate resilience. It gave the members of the Board an opportunity to deep-dive into the issues at hand. Board members have studied the report and taken the opportunity to broaden and deepen their knowledge around climate change. C-suite and executive The Chief Technical and Innovation Officer (CTIO), who reports to the CEO, has an oversight role and guides decisions on technical issues, including our energy and decarbonisation strategy. The CTIO supports the CEO in key decisions by ensuring that strategic climate-related objectives translate into operational targets and initiatives. GROUP SUPPLEMENTARY INFORMATION 2023 4 The 2023 strategy refresh meeting covered • The renewed emphasis on green metals • A meaningful role to play in the global effort to mitigate climate change SES committee meets quarterly Matters being covered: • Climate related metrics and strategic matters • Progress against sustainability related targets • ESG scorecard as part of LTIP ESG committee, chaired by CSO, meets quarterly Matters being covered: • Strategic matters relating to climate change • Progress against sustainability targets • ESG scorecard as part of LTIP Risk committee, biannually review corporate risk register • Impact of climate change • Energy availability Group’s Risk department reports into the CFO management structure • The CFO sign-off on the CDP climate change response in conjunction with the CTIO Regional management meetings (monthly, quarterly, ad-hoc) covers: • Climate related matters for e.g. demand-side • energy management interventions, load curtailment, internal water consumption management and water use efficiency PICTORIAL DEMONSTRATION OF THE OVERSIGHT ON CLIMATE CHANGE RELATED MATTERS

The Vice President (VP): Energy and Decarbonisation, reporting to the CTIO, ensures the effective implementation of our Energy and decarbonisation strategy with the goal to achieve carbon neutrality by 2040. The CSO oversees sustainability within the Group, including strategy on climate-related issues. The Senior Vice President (SVP): Sustainability and ESG as well as the VP: Environment and Climate change report into the CSO. The CSO informs the C-suite on strategic issues relating to climate change. The CSO reports quarterly to the Social, Ethics and Sustainability Committee, including providing updates on the Group’s progress in meeting climate change-related targets. An ESG scorecard is linked to long-term incentives for executive remuneration. An internal ESG committee reviews and reflects quarterly on sustainability performance, inclusive of climate-related matters. Training, awareness and competence forms an integral part of embedding ESG generally, (including climate) for key leadership. Operational Management, budgeting and operational compliance reside with the respective Chief Regional Officers (CROs) and operational Executive Vice Presidents (EVPs) in the respective regions. The EVPs and their respective senior management teams are accountable for all climate change initiatives and the costs thereof at their operations. The operational EVPs are supported by relevant operational SVPs (e.g., SVP: Technical services, with the SA region EVP: Technical services) and VPs (e.g., VP: Engineering), who execute the initiatives to manage and reduce the effects of climate change management and the implementation of associated initiatives. TCFD alignment project TCFD was the primary global regulatory instrument for climate reporting and disclosures other climate reporting and disclosures frameworks such as that of the SEC and International Sustainability Standards Board (ISSB) are now coming to the fore] and Sibanye- Stillwater conducted a climate risk analysis as per the TCFD framework. In this first phase of the project a gap analysis and peer review benchmark were undertaken and these outcomes further informed the scope of the TCFD climate risk analysis. This phase consisted of physical and transition risk scenario analysis. Project oversight and governance for the TCFD project was provided by an integrated TCFD Steering Committee (steercom), that included C-suite members and regional functional owners. This steercom was responsible for guiding and approving the scope of the study, as well as signing off the final TCFD reports, ensuring the results inform Group-level risk and reporting, and that the alignment project fits with the Group’s broader business goals. The TCFD alignment project (which started with a climate scenario analysis in 2019, followed up with a TCFD aligned diagnostic study in 2021) was also supported by regional and operational project teams, including a GIS team that provided spatial data maps of the Group’s assets, and a risk, finance and insurance team to provide related financial and insurance data. Twenty-one of our operating units across the Group, were included in the scope of the project. These include, inter alia, some of the investments and operations such as Mimosa, Rand Refinery and Sandouville, but excluded projects currently under construction such as the Keliber lithium project. Climate related remuneration Annual long-term incentive (LTI) awards are awarded to VP level and above. Following a review during 2020, the Remuneration Committee introduced a third performance condition from the 2021 cycle that includes ESG factors, weighted at 20% of the LTI awards. An ESG scorecard was developed by grouping factors into four sustainability themes under which 12 indicators reflect our priorities. The ESG scorecard has further evolved in 2023 with one of the strategic thrusts for the 2023 scorecard “developing a climate change resilient business”, with associated indicators relating to a reduction of GHG emissions, reduction of water use, increase in water quality and assessment of tailings risks. The GHG emissions targets are aimed at limiting annual scope 1 and 2 emissions in line with our near- and long-term emissions reduction targets. The next cycle of the ESG scorecard commences in 2024, and the new metrics are under review to guide the next cycle of maturity. See the Integrated report, page 264. Responsible principles We are members of the ICMM, World Gold Council (WGC), and the International Platinum Association (IPA), which all have membership requirements related to climate change. We participate in the United Nations Global Compact (UNGC) and have a supplementary report detailing our alignment and performance against the Sustainable Development Goals (available www.sibanyestillwater.com/news-investors/reports/ annual/). Our operations, excluding the Keliber lithium project and Australia region, are ISO 14001 certified, setting the environmental management system requirements. SEC disclosure requirements In March 2022, the Securities and Exchange Commission (SEC) proposed climate disclosure requirements to apply to periodic reports beginning in the 2023 annual report but various delays were experienced and the final requirements were published in early March 2024. The final version excludes Scope 3 reporting requirements. Beneficial to Sibanye-Stillwater is the Group’s current alignment to TCFD and other disclosure regimes which will largely assist in meeting the SEC disclosure requirements. JSE climate guidance Sibanye-Stillwater aligns to the JSE’s climate guidance. The JSE requires an organisation disclose its performance metrics and targets to measure, monitor, and manage its sustainability impacts, risks and opportunities. It should also disclose its performance against these metrics and targets. IFRS Sustainability (S1) and Climate related standards (S2) The ISSB recently published the IFRS (international financial reporting standards) sustainability standards (IFRS S1 and IFRS S2), which build on the TCFD recommendations. TCFD was incorporated into these standards, with IFRS S2 having some additional requirements to disclose. Sibanye-Stillwater has, through the services of PwC, commissioned an initial assessment for alignment purposes with the IFRS sustainability standards and is continuing to investigate these standards’ reporting implications. GROUP SUPPLEMENTARY INFORMATION 2023 5 Assurance Independent auditors, KPMG, perform limited assurance on the total GHG emissions excluding Australia (scope 1, 2 and 3) as well as electricity consumed and total water withdrawn. The assurance opinion is available on page 285 of the Integrated report. KPMG has also assured conformance to ICMM and WGC principles of which both these organisations consider climate change impacts. The Rustenburg and US operations have commenced with IRMA audits. IRMA is site specific and does cover GHG emissions as one of its chapters. We conformed with the conditions of the Global Industry Standard on Tailings Management (GISTM) which is inclusive of community based emergency aspects. Areas to improve governance around climate change Following consultancy from third parties, including the improvement recommendations from the TCFD gap analysis, the Group is considering the following actions to improve its governance on climate change risk: • Specific measures for Board’s performance against climate- related responsibilities • Enhance oversight of climate-related risks by management and establish thresholds for escalation of climate risk issues to Board • Document the process for considering climate related risks and opportunities in financial planning and strategic decision- making along with a diagram of related roles and responsibilities • Map the climate-related roles and responsibilities across the organisational structure to provide more clarity on the flow of reporting up to Board, and coordination of the different roles STRATEGY One of our four strategic differentiators is to build a Unique global portfolio of green metals and energy solutions that reverse climate change. The risk of climate change is embedded in our strategy and is an opportunity to be part of the world’s solution to carbon- free energy and mobility, by investing in battery metals and other metals that are key to the green transition and reducing our operational GHG emissions in line with the goals of the Paris Agreement 2015. Complementary to our green metals strategy, we also implementing our Group energy and decarbonisation strategy which aims to deliver operational (scope 1 and 2) carbon neutrality by 2040 and, in turn, low carbon commodities for our customers. Further we are increasing our investment in recycling of metals and minerals that advance circularity. (See Integrated report, page 36 external environment for our business and operations.) Our climate change position statement (www.sibanyestillwater.com/sustainability/reports-policies/) sets out our approach to climate change. As articulated in this policy and other strategic documents we are committed to the following: • Execute our energy and decarbonisation strategy to achieve carbon neutrality by 2040 • Achieve net zero status by 2050 • Track our GHG emissions (absolute emissions) against targets approved by the SBTi (Science-Based Targets initiative) • Build operational resilience to the effects of climate change and support stakeholders affected by climate change, including host communities • Implement recommendations of the TCFD and address risks and opportunities presented by climate change • Influence climate-related policy and decision-making through advocacy and participation in forums and stakeholder platforms • Encourage supply chain partners to adopt climate-resilient, and emissions reductions, approaches GROUP SUPPLEMENTARY INFORMATION 2023 6 Our aspiration to be a climate change-resilient business directs our attention towards climate resilient opportunities. As a large electricity consumer, energy management is the most fundamental way in which we can contribute to mitigating climate change, whilst addressing electricity constraints in the SA region. Our commitment to carbon neutrality by 2040 is underpinned by our energy and decarbonisation strategy. Energy and decarbonisation strategy Strategic Energy sourcing Sourcing energy from low-emissions sources is our strongest lever and opportunity for reducing our GHG emissions footprint, particularly for the SA region given that Eskom is responsible for approximately 90% of Group scope 1 and 2 emissions. The SA region has developed a 632MW pipeline of solar and wind projects which will displace 30% of current Eskom supply with low-cost, renewable energy by 2027. We have successfully advanced 267MW of generation capacity (one solar and two wind projects) into construction. Sibanye-Stillwater will be atop three private power procurers in South Africa on completion of its renewables programme. The projects being developed (267MW) will reach commercial operation by end-2025 and reduced emissions by c.920,000tCO2e per year (15% of Group scope 2 emissions). The balance of projects are planned to reach financial close in 2024 and commercial operation by end-2026. The projects are expected to deliver electricity at a 20–30% discount to forecast Eskom tariffs, escalating at CPI. The projects further assist in mitigating indirect future carbon tax liabilities associated with the use of fossil fuel-based electricity. The projects each comply with the requirements of the Mining Charter and enable socioeconomic development through bespoke programmes based on local needs. Our EU region assets (Keliber and Sandouville) are strategically located in countries with low grid emission factors, where electricity supplied by local networks have a high penetration of renewable energy or low-carbon generation sources. Despite this inherent benefit, we continue to investigate opportunities to source 100% renewable supply. For the US region, we are investigating opportunities to procure lower-carbon electricity and dedicated renewable energy projects for the operations. The Columbus Metallurgical Plant already operates a small solar photovoltaic plant to supplement a portion of their electricity requirements. For our AUS region, the CopperString 2032 project involves 840km of new electricity transmission line from just south of Townsville to Mount Isa to connect Queensland’s North West Minerals Province to the National Electricity Market. Approximately 200km of additional transmission line will be required to connect new renewable generators to CopperString. The construction of the project will provide the Century operation with enhanced opportunities to access renewable energy supply. GROUP SUPPLEMENTARY INFORMATION 2023 7 STRATEGIC OBJECTIVES • Reduce absolute GHG emissions • Ensure security of energy supply • Enhance sustainability through reduced energy and carbon costs • Partnering to enable value-chain decarbonisation and a just energy transition Decarbonisation advocacy and just transition Creating an enabling external and internal environment for decarbonisation Demand side energy management • Eliminating energy waste and enhancing operational efficiency • Minimising load curtailment impact Technology adoption Leveraging technology, including digital, storage and hydrogen Strategic energy sourcing Sourcing low-cost, reliable renewable energy Scope 3 emission reduction Addressing our up and downstream emissions as part of our broader value chain Carbon offsets Responsible use of carbon offsets to neutralise our remnant hard-to-abate emissions Just transition The transition to a low-carbon economy has to be just, fair and equitable. Our journey towards climate resilience therefore needs to be cognisant of this just transition, as well as of the direct and indirect impacts of climate change and our climate resilience programmes and initiatives on our employees, our communities and on other key stakeholders. In partnership with the Mineworkers Development Agency, a non- profit organisation dedicated to helping workers establish livelihoods post mining, the Marikana Hub has been operational for two years. It is supported by the Presidential Employment Stimulus programme. Through the programme, the Hub teaches people about being climate smart and about regenerative farming techniques. In October 2023, the inaugural Sustainability Thought Leadership Dialogue series took place. The first dialogue – titled ‘Facilitating a just transition to post-mining economy’ – attracted excellent engagement, with 300 participants joining on the virtual platform. The key speakers were Mr Moustapha Kamal Gueye (Director of the Priority Action Programme of the International Labour Organisation) and Ms Lebogang Mulaisi (COO of the Presidential Climate Commission). The overall objective of the dialogue was to promote a culture of engaging in complex sustainability conversations and to share sustainability and climate change related information that is relatable in everyday work. Emergency preparedness For the SA region we have an agreement with Gift of the Givers Foundation (a disaster response NGO) to provide support should unwanted events (e.g., flooding) occur at our operations. Gift of the Givers Foundation is the largest disaster response non- government organisation in Africa. A new weather station at the Stillwater mine, US PGM operations improves our ability to monitor climate conditions around the site. It is located west of the Stillwater mine’s tailings facility and has been equipped with instruments to measure various weather conditions and data to help better protect employees and operations through enhanced weather, and ultimately, climate predictive capabilities. RISK MANAGEMENT One of the four TCFD thematic pillars is Risk management, which comprises the disclosure on how companies identify, assess and, manage climate-related risks and opportunities, and how all of these processes are incorporated into existing company-wide risk management frameworks. Our recent TCFD work included a comprehensive scenario risk analysis (modelling), taking into consideration different climate- related scenarios and by modelling physical and transition risks that may influence the strategies of our business. Further, as an integral part of governance and under custodianship of the Group Risk department, a comprehensive enterprise-wide risk management process is used to assess and rank climate change related risks in the Group. Physical climate risk modelling Our model for assessment of physical risk, followed a certain design scope, approved by the TCFD steercom. We modelled two climate scenarios: the Intergovernmental Panel on Climate Change’s (IPCC) Representative Concentration Pathway (RCP) 8.5 [~4°C warming] and RCP 2.6. [~1.5°C warming]. Sibanye- Stillwater is of the opinion that warming will most likely be in the range of 2°C–4°C and is planning accordingly. We used RisilienceTM software that uses the latest climate models, as our climate model vendor. (The RisilienceTM model combines data and insight from research undertaken by Cambridge university centre for risk studies, aligned to TCFD and global best practice, and recognised by leading international authorities, including the United Nations.) We also modelled for seven climate perils that represent the most critical and material risks across our global operations: coastal flood, freeze, riverine flood, temperate windstorm, tropical windstorm, drought/water stress, heatwave. This risk modelling approach does not include the indirect-climate related perils for example, surface water, forest fire (a possible consequence of drought, which is a climate peril), and soil subsidence. These are, however, largely mitigated through operational risk management strategies at site level. The time horizons for the model consist of seven time steps: 2020, 2023, 2025, 2027, 2032, 2040, and 2050. We consider the first for of these steps to be short-term (within five years), 2032 is considered medium term (5–10 years), and 2040 and 2050 are long term (over 10 years). The model covered 21 operations in the different jurisdictions where we operate including the Century operations in Australia. The spatial resolution was mapped to as low as one square kilometre, and varied between the seven perils. DESCRIPTION OF THE SEVEN PERILS MODELLED GROUP SUPPLEMENTARY INFORMATION 2023 8 Coastal flood: Rising sea levels and higher incidence of extreme coastal flood events, factoring in daily maximum and wet bulb temperature exceedance. Freeze: Changes in the annual freeze and thaw cycles resulting from winter periods that trend close to freezing point, factoring in daily minimum temperature exceedance. Riverine flood: Increased frequency and intensity of rainfall changing the frequency and intensity of river flooding, accounting for aqueducts and other water channels. Temperate windstorm: Contrasts in air temperatures that have the potential to enhance wind speeds, factoring in daily maximum and wet bulb temperature exceedance. Tropical windstorm: Changes in sea surface temperatures that have the potential to enhance wind speeds, factoring in daily maximum and wet bulb temperature exceedance. Drought/water stress: Reduction in the availability of water for industrial use over a wide wide-spread area, accounting for rainfall deficit exceedance over variable durations. Heatwave: New extremes of high temperatures, more frequent hot days and longer longer-lasting heatwaves, factoring in daily maximum and wet bulb temperature exceedances.

Value chain asset inclusions Our model factors in the vulnerability of all our assets, as well as that of certain critical assets owned and operated by third parties but that contribute towards the operability of our mines and the movement of of raw materials from supply chains and finished product to the market, e.g. substations, access roads, railway lines, etc. Assets were divided into six “vulnerability archetypes.” For each asset we considered risk in terms of both property damage and business disruption (resulting in revenue loss). The six vulnerability archetypes are: SEI (surface energy infrastructure) SPTR (shafts, plants, tailings, and refineries) MSI (mine surface infrastructure) RPC (residential property/community) MB (miscellaneous buildings) TIU (transport infrastructure and utilities) Physical model assumptions and limitations We made certain assumptions and limitations for the modelling of physical risk. These include, but are not limited to, the following: For modelling purposes, ‘value of assets’ remains constant across timeframes (not affected by inflation, depreciation, appreciation, or any regulatory, political, market or fiscal impacts) Latest (2023) GIS data was used for modelling New or planned assets, or extension to current life of mine were not considered Reinstatement values are from 2023–2024 insurance declarations or latest available evaluations Exchange rates are FOREX closing rates for July 2023, and are fixed in the future In terms of our modelling, physical climate risks would manifest in one of two ways: (1) property damage (defined as the impact of damage caused by climate change risks to owned assets); and (2) business interruption (defined as the impact of downtime and disruptions, caused by physical climate risks to operations). Property damage The output of our model for property damage is financial quantification of the possible expected average annual loss (AAL) caused to Sibanye-Stillwater owned assets. This would be due to possible physical climate risks based on estimated asset reinstatement values [reinstatement value = the total amount it would costs to completely rebuild an asset, as per our risk and insurance schedules ]. Financial impact due to property damage to owned assets increases slightly over time in the 4°C warming scenario (RCP8.5), and decreases slightly over time in the 1.5°C warming scenario (RCP2.6). Considering both climate warming scenarios (1.5°C and 4°C), our model in terms of property damage shows little change over time, with decreased exposure to riverine flooding and freeze balancing increased exposure to windstorm and coastal flooding. 1.5°C warming (RCP2.6) 2020 2023 2025 2027 2032 2040 2050 4°C warming (RCP2.6) Drought/Water stress* Heatwave* Coastal flood Tropical windstorm Temperate windstorm Freeze Riverine flood 2020 2023 2025 2027 2032 2040 2050 Note: All outputs are generated as on an average annual basis in line with modelling best practice for TCFD. Drought and heatwave are not considered within property damage metrics as they do not cause “direct” damage. Their impacts are factored within business interruption due to their ability to cause indirect impacts to assets and value chain. The risk potentially causing the highest property damage for the Group is riverine flooding, followed by freeze and temperate windstorm. GROUP SUPPLEMENTARY INFORMATION 2023 9 Business interruption: long term outlook Our modelled outcomes for business interruption assess the expected disruption due to physical climate risk, measured in average number of days of disruption annually. Assets included comprise the full Sibanye-Stillwater value chain. Both climate warming scenarios show a significant change in the number of days of disruption over time, with increased exposure to drought and heatwave. Average number of days disruption across all assets increases significantly over time, roughly doubling in both climate scenarios. Drought and heatwave impacts increase over time and are the cause of the increase in overall disruption. Note: these business interruption results are aggregate annual averages across the portfolio – asset level data is accessible in our physical modelling dashboard, and is available to members of the public on request. Hotspots The report identified “high risk hotspots” at an operation/entity level, considering property damage/ business interruption for 2050 under a 4°C warming scenario. Temperate windstorm represents the major intensifying peril in Sibanye-Stillwater’s asset portfolio, increasing markedly over time. CHANGE IN PROPERTY DAMAGE OVER TIME Key owned assets, 4oC warming (RCP8.5) 2020–2050 SA gold Beatrix î Burnstone é Cooke é DRD Gold é Driefontein é Investments (planned TSF) n/a Kloof é Projects (SOFS) n/a Rand Refinery é SA PGM Baobab ì Blue Ridge n/a Kroondal è é Marikana î é Rustenburg è é Zimbabwe Mimosa é USA Columbus î ì* East Boulder î ì* Stillwater (incl. Blitz project) î ì* Europe Keliber n/a Sandouville ì ì Australia Century ì è é ì Division Operation Coastal flood Freeze Riverine flood Temperate windstorm Tropical windstorm For property damage we consider the following to be hotspots: ê î è ì é < -50% ‘10% – -50% ‘-10% – 10% 10% – 50% > 50% GROUP SUPPLEMENTARY INFORMATION 2023 10 Climate scenario 1.5 degrees (RCP 1.4) and 4 degrees (RCP 8.5) 2020 2023 2025 2027 2032 2040 2050 Climate scenario 1.5 degrees (RCP 1.4) and 4 degrees (RCP 8.5) Tropical windstorm Temperate windstorm Riverine flood Heatwave Freeze Drought/Water stress Coastal flood 2020 2023 2025 2027 2032 2040 2050 KEY ASSETS INCLUDE: Shafts, plants, processing facilities; slurry pipeline; tailings storage facilities; refineries Scale refers to percentage change of property damage values from 2020, 4oC warming, RCP8.5 to 2050, 4oC warming, RCP8.5 * Where no risk was present in 2020, but risk is present in 2050, percentage change score has been provided as 10-50% Next steps and recommendations Completing the report took us some way to aligning with TCFD. However, it also highlighted what still needs to be done. The report provides extensive detail on how we close the TCFD gap; what follows is a general overview of the gap-closing areas in progress: • Include investor-ready summary of the climate modelling results (and any subsequent survey/ adaptation activities) within mandatory and voluntary reporting CDP/TCFD disclosures and ESG reporting • Implement a training programme (including C-suite and regional/site managers) to ensure all relevant business functions are aware of the implication of physical climate risk and how it should be managed • Embed results into existing ERM procedures • Use outputs to influence long-term planning and strategy The following are recommended next steps that involve starting from a clean slate: • Map dependencies within each operation, including transport, power, raw materials, workers and other sites (this will allow more accurate quantification of business interruption exposure at site- and operation-level) • Peril-focused analysis for “hotspot sites” which have significant risk • Undertake asset-level surveys for operations to increase understanding of how operations and individual assets will be affected by climate-related events • Regularly rerun climate modelling to reflect latest climate risk data and incorporate modelling updates • Update modelling to include life of mine analysis to inform changing financial exposure over time • Identify appropriate mitigation actions to protect against key exposures, by using inter alia, recognised climate resilience planning toolkits • Roll out mitigation plans across at at-risk operations and monitor regularly to ensure they are fit fit- for-purpose In short, the main gap to fill in terms of physical risk, is risk mitigation at the operations. Our key focus will be on working with operations to ensure that they have measures of resilience and mitigation in place, as per the requirements of the TCFD. Transitional risk Transition risk modelling entails the assessment and quantification of the business impacts associated with the global transition to a lower carbon-intensive economy. Modelling for climate transition risks is a complex task; relying on various assumptions about how the future will play out, and how governments will regulate emissions, and how society will respond. In terms of methodology: 1. We built a digital twin (virtual representation of Sibanye-Stillwater’s business model) for which we analysed and quantified transition risks. 2. We mapped each transition module to the Group’s business value chain and assessed how they will materialise. The transition modules are: liability, investors, technology, carbon policy, quantity demanded, pricing impacts. 3. We applied five decarbonisation pathway scenarios (“external transition drivers”) and associated climate change outcomes. The scenarios are: no policy (>4°C), current policy (3°C), stated policy (2.5°C), Paris limit (2°C), Paris aspiration (1.5°C). This modelling exercise will enable the Group to improve compliance with TCFD reporting requirements and will complement our already existing in-house work on transition risks. In terms of the business impacts on the six transition risks, these are divided between four cost-related risks and two commodity related risks/opportunities. GROUP SUPPLEMENTARY INFORMATION 2023 11 Cost-related transition risks The cost-related transition risks are: • Liability (plaintiffs litigating the Group for harm caused by emissions) • Market investor (impact to cost of capital should investors favour less carbon intensive sectors/organisations) • Technology (depreciation of assets, and need to invest in new assets, in response to new requirements for low-emissions technology) • Carbon policy (government legislation that imposes costs, e.g., carbon tax, on emissions) Risks for these four are summarised in the infographic alongside: ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– For market investors, this infographic only quantifies borrowing costs and not cost of equity. Climate transition is expected to impact lender appetite and investor confidence, affecting companies’ cost of capital (including cost of borrowing and cost of equity). Weighted average cost of capital (WACC) is therefore affected by the world’s response to climate change (e.g., no policy versus Paris aspiration responses) and by the Group’s response in terms of compliance and how it deals with market perception. Higher/lower WACC values will impact the present value of the cash flows a company generates and, ultimately, a company’s value. The magnitude of the measures taken to limit climate change will impact both lender and investor aims and overall confidence, causing changes in the cost of equity and debt and therefore a company’s WACC. Sibanye-Stillwater’s share price and cost of equity is expected to benefit from the higher levels of confidence associated with the world moving closer to Paris Aspiration scenarios if Sibanye-Stillwater’s share price moves in accordance with its theoretical value. GROUP SUPPLEMENTARY INFORMATION 2023 12 No Policy (>4°C) -41 Stated Policy (2.5°C) Paris Agreement (2°C) Findings Recommendations Liability • Liability is a non-priority risk for Sibanye-Stillwater • This only becomes significant under a No Policy scenario • In the long term, study opportunities to accelerate decarbonisation strategy to mitigate exposure Market Investor1 • Sibanye-Stillwater, as a member of a high emitting industry, is expected to experience higher borrowing costs • This additional cost will be more substantial if the economy accelerates its decarbonisation efforts • Communicate to the market Sibanye-Stillwater’s decarbonisation plan, as well as the pivotal role of mining in the global transition Technology • Sibanye-Stillwater’s additional investment costs due to its asset fuel utilisation are non-material due to the partial electrification of its machinery, and high outsourcing and depreciation of its vehicles • Accelerate programs to electrify vehicle fleet or further outsource fleet to limit risk retention • Consider creating a longer- term strategy for introduction of non-fuel powered assets Carbon Policy • Costs due to carbon emissions will be Sibanye-Stillwater’s most significant transition cost • Its planned decarbonisation strategy will partially mitigate the magnitude of this cost • Escalate electrification of assets to reduce carbon costs resulting from scope 1 emissions • Explore alternatives to Eskom (e.g., renewables) Note: 1. Only the impact on Sibanye-Stillwater’s borrowing costs have been quantified (impacts on the cost of equity have been qualitatively analysed and will be subsequently addressed in the Market Investor section of this report). COST-RELATED RISKS SEGMENTED BY CLIMATE TRANSITION SCENARIOS; PRESENT VALUE IMPACT OVER THE NEXT FIVE YEARS – ZA Rm

Carbon policy As displayed in the infographic, the biggest transitional risk is the Carbon policy, which is forecast to impact free cash flow the most (between 2% and 4% negative impact. Our Carbon policy is the Group’s most significant transition cost, partially mitigated by our plans for decarbonisation. Our carbon costs will be driven by scope 2 emissions, exacerbated by our reliance in South Africa on Eskom. Carbon pricing instruments include carbon tax (which is a factor for the Europe region and the SA region), and emissions trading systems (ETS), where emitters trade emission units on a market to meet emission targets based on an industry cap. An ETS establishes a market price for GHG emissions, which can be a significant expense for carbon-intensive companies. The UK, China, Canada, and multiple US states also have ETSs in place. The EU has the largest ETS, covering 40% of its emissions. The carbon border adjustment mechanism (CBAM) is another potential carbon cost, although it does not currently affect Sibanye-Stillwater as the Group does not import CBAM specified carbon intensive goods into the EU; and the expansion of CBAM scope in the near-future is not yet defined. In terms of carbon pricing, these are growing across the world and according to the World Bank, now cover 11.66GtCO2e, representing 23% of global GHG emissions. Meanwhile, in 2023 EU carbon tax hit an all time high of over €100 per tonne of CO2. If the world is to meet the Paris Agreement global emissions target, then carbon pricing would need to reach US$75 per tonne, from today’s global average of US$3 per tonne. Thus, there is the potential risk for a precipitous increase in carbon pricing. As the infographic alongside shows, South Africa has disclosed their carbon tax till 2030, which provides certainty in the short to medium term. The carbon tax rate will increase from R159 per tonne of CO2 in 2023, potentially up to R463 per tonne of CO2 in 2030. South Africa still generates the majority of carbon costs for the Group (currently, 96% of our emissions are in the SA region) and is likely to do so into the medium term. However, should the Paris Agreement or Paris Aspiration start to drive policy, then carbon costs from the Group’s “rest of world” operations (i.e. US, France, Finland, Australia) becomes comparable. (Currently, there are no federal-level carbon taxes levied in the United States or in the state of Montana. We are, however, assessing an appropriate carbon price for our US operations.) GROUP SUPPLEMENTARY INFORMATION 2023 13 Annual forecast of carbon costs (un-discounted) SA vs RoW2 – ZARm SA 0 2000 4000 6000 8000 Aggregated carbon costs (present value) – ZARm 6-10 years 1-5 years No Policy Current Policy Stated Policy Paris Agreement Paris Aspiration SA RoW 0 2000 4000 6000 8000 SA RoW 0 2000 4000 6000 8000 SA RoW 0 2000 4000 6000 8000 SA RoW 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 0 2000 4000 6000 8000 THE SA REGION IS THE MAIN SOURCE OF CARBON PRICING EXPOSURE WITH THE REST OF THE WORLD (ROW) GAINING RELEVANCE UNDER DECARBONISATION SCENARIOS Commodity pricing risks/opportunities In respect of climate transition risks, mining companies must consider demand-based impacts (i.e., changes in demand due to changes in consumer preference due to the global shift toward green products) and pricing-based impacts (ability to [charge] a premium/discount on commodity price due to the perception of the Group’s sustainability profile for each commodity type. Sibanye- Stillwater chose the strategic insights and trends method for ascertaining the climate risks/ opportunities applicable to demand and pricing of our commodities. This method supports inputs for TCFD reporting, and provides strategic trends to inform predicted commodity-related demand/pricing changes. The below infographic shows demand and pricing trends in the commodities in which we have an interest, noting that revenue generation capacity will be impacted by both the effect of transition on commodity demand and the price that can be charged based on the perception of the sustainability of operations. CLIMATE-TRANSITION COMMODITY TRENDS Gold - - - - Chromium - - - - Rhodium and Palladium í í í í Iridium í í í í Platinum ì ì í í Lithium ì é ì ì Copper ì é í í Nickel and Cobalt ì ì í í Lead ì ì í í Ruthenium ì ì í í Silver ì ì í í Zinc ì ì ì ì Commodities Quantity Demanded Premium/Discount Applied 1–5 years 6–10 years 1–5 years 6–10 years ê Significant risk í Moderate risk í Emerging risk - Negligible impact ì Emerging opportunity ì Moderate opportunity é Significant opportunity Note: 1. Trends reported for the 2°C Paris Agreement scenario as TCFD reporting guidance suggests, including a 2°C or lower scenario. Trend results for other scenarios are also available Climate change mitigation Our Group technical and innovation function has as one of its focus points, to design and guide optimal energy and decarbonisation solutions across the Group, in conjunction with the regions, and foster the development of regional carbon neutrality plans. The energy and decarbonisation department (within Group Technical and Innovation) have a dedicated budget for new technology research and development; for 2022 the budget was R39.2 million and R94.3 million for 2023. Other departments also have dedicated budgets for innovation, technology, energy efficiency and battery electric vehicle development. In Q4 2023, the Group concluded energy and GHG emissions forecast modelling for regions based on the 2024 life of mine models. Various scenarios were considered, and the results indicate the feasibility of a science-based decarbonisation path, with active intervention, supporting the establishment of a revised near-term goal of a Group-wide 42% reduction in scope 1 and 2 GHG emissions by 2030 from a 2021 base (excluding Australia region). The target, endorsed by the Group Sustainability Committee in January 2024, aligns with the SBTi, and is set for submission for SBTi approval in Q2 2024. Our renewable energy projects in development will provide a total dedicated capacity of 267MW (192MW wind and 75MW solar) for our South African operations. As a result, Sibanye-Stillwater now stands as one of the market leaders in private power procurement in South Africa. A further 368MW of renewable projects are in the pipeline, pending approvals. The electrification of a our mining fleet is another important consideration for decarbonisation. The Group continues to develop an understanding of the application and feasibility of BEVs in our underground mines through a range of trials including the 2-yard BEV load-haul dumper (LHD) at Stillwater, a BEV haul truck and high-profile BEV LHDs at Burnstone, and the semi-autonomous low- profile BEV LHD at Bathopele. The latter continues to outperform its diesel equivalent on average production rate, and we are near to concluding an upgrade plan that would further enable greater effectiveness and more favourable economics. We intend to complete this process by the end of the year and upgrade the LHD in Q1 2024. GROUP SUPPLEMENTARY INFORMATION 2023 14 METRICS AND TARGETS Decarbonisation targets Sibanye-Stillwater has committed to carbon neutrality by 2040 for scope 1 and 2 emissions, and to achieve net zero by 2050 (based on our current asset profile). Our other emissions related targets include: • An SBTi scope 1 and scope 2 carbon emissions reduction of 27.3% by 2025 from a 2010 base year (set in 2019 and excludes operations acquired after 2018 ) – Target met in 2023 • An updated SBTi-aligned scope 1 and 2 carbon emissions reduction target of 42% by 2030 from a 2021 baseline (excluding the Australian operations). SBTi approval is being sought in 2024 – Target set in 2023 • The screening of suppliers to establish the most relevant purchased goods and their emissions (scope 3). The screening will cover our top 75 suppliers by spend and will be conducted by end 2025 Our ESG scorecard, which determines the sustainability component of LTIs for executives includes both scope 1 and 2 emission and water-linked targets. (The sustainability scorecard remains at an attributable level of 20% for the Group’s long-term incentive strategy.) Progress to achieve the 2025 SBTi target Scope 2023 emissions 2025 target 2022 emissions Scope 1 417,000 N/A 495,085 Scope 2 location-based 6,213,500 N/A 6,156,661 Scope 1 and 2 location-based 6,630,500 N/A 6,651,746 Scope 1 and 2 1 and 2 5,441,108 5,676,919 5,092,910 1 The only emissions scope with an approved SBTi target (scope1 and 2). Marikana operations excluded from the SBTi target as it was set prior to the acquisition of Lonmin, hence not included in this figure ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Total CO2e emissions: Scope 1, 2 and 3 (000t CO2e)6 2023 2022 2021 5Group US region EU region SA region 5Group US region SA region 5Group US region SA region Total PGMs PGMs Gold Total PGMs PGMs Gold Total PGMs PGMs Gold Scope 1 (excluding fugitive mine methane)1 208 51 13 113 31 223 50 129 39 225 56 110 59 Scope 1 (fugitive mine methane)1 209 0 0 0 209 272 0 0 272 278 0 0 278 Total scope 1 417 51 13 113 240 495 50 129 311 503 56 110 337 Scope 2 location-based2 6,213.5 173 1.5 2,932 3,107 6,157 201 2,994 2,961 6,799 203 2,913 3,683 Scope 33 1,273 53 Not yet reported 942 278 1,137 59 713 365 1,506 123 823 560 Total scope 1, 2 and scope 3 7,904 277 15 3,987 3,625 7,823 344 3,836 3,637 8,815 389 3,846 4,580 CO2e intensity (per tonne milled) for scope 1 and 24 0.14 0.17 N/A 0.08 0.32 0.13 0.23 0.08 0.33 0.16 0.17 0.10 0.27 1 Scope 1 emissions include fugitive mine methane, but separately shown in this table. We are reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO 14064 GHG quantification standard 2 The location-based method, reflects the average emissions intensity of the grid, based on the company’s location. This method allows companies to calculate emissions that are physically being emitted into the atmosphere, based on average energy generation emission factors for defined locations, which may include local and national boundaries 3 Scope 3 for EU and AUS not yet reported and by-products excluded. Limited assurance conducted on scape 3 categories 1, 2, 5, 6, 7, 9 and 13 4 Group total is inclusive of corporate-related emissions. Keliber lithium project excluded from EU and Group total as the project is still under construction 5 Excludes Mimosa and DRDGOLD as we do not have operational control (they are managed by other companies) 6 The Group is implementing the carbon inventory system in AUS region and GHG emissions for Australia will be reflected in 2024 GROUP SUPPLEMENTARY INFORMATION 2023 15 Detailed scope 3 emissions for the Group by category Scope 3 tCO2e 2023 2022 Category 1 - Purchased goods and services 106,805 127,447 Category 2 - Capital goods 0 0 Category 3 - Fuel and energy-related activities 45,623 162,451 Category 4 - Upstream transportation and distribution 16,391 9,670 Category 5 - Waste generated in operations 23,914 24,628 Category 6 - Business travel 1,151 287 Category 7 - Employee commuting 10,491 11,082 Category 8 - Upstream leased assets 0 0 Category 9 - Downstream transportation and distribution 2,333 12,916 Category 10 - Processing of sold products 769,786 466,092 Category 11 - Use of sold products 0 0 Category 12 - End of life treatment of sold products 439 474 Category 13 - Downstream leased assets 12,073 23,436 Category 14 - Franchises 0 0 Category 15 - Investments 284,606 299,208 Total 1,273,612 1,137,690 Climate change is a multi-disciplinary field and is covered in various of our public disclosures. A Sustainability content index is available, demonstrating disclosure in relation to TCFD recommendations, and GRI standards reporting, see the Sustainability content index, available at www.sibanyestillwater.com/news-investors/reports/annual. Our CDP is available at www.sibanyestillwater.com/sustainability/environment/ FOR MORE INFORMATION, CONTACT: James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Email: ir@sibanyestillwater.com Website: www.sibanyestillwater.com OUR VISION: To be a leader in superior shared value for all stakeholders GROUP SUPPLEMENTARY INFORMATION 2023 16 For more information on our actions to minimise our environmental impact, please refer to the 2023 Integrated report, www.sibanyestillwater.com/news-investors/report/annual